March 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Paul Monsour

Re:

SEC Comment Letter dated February 19, 2010

Additional comments to Company’s February 11, 2010 response to

SEC Comment Letter dated February 4, 2010

Green Mountain Coffee Roasters, Inc.

Form 10-K for the fiscal year ended September 26, 2009

Form 10-Q for the fiscal quarter ender December 26, 2009

File No. 001-12340

Dear Sirs:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 19, 2010 that pertain to the Company’s Annual Report on Form 10-K for the year ended September 26, 2009 and the Company’s Form 10-Q for the Quarter ended December 26, 2009. The Company’s Form 10-K was filed with the Commission on November 25, 2009 and the Form 10-Q was filed with the Commission on February 4, 2010.

For reference purposes, the Staff’s comment as reflected in the Staff’s letter dated February 19, 2010 is reproduced in bold and the corresponding response of the Company is shown below the comment.

Form 10-K for the fiscal year ended September 26, 2009

Controls and Procedures, page 36

Management’s Report on Internal Control Over Financial Reporting, page 37

1.	We have read your response to prior comment 1 clarifying that you conducted an assessment of your internal controls over financial reporting as of the end of the fiscal year and concluded that these were effective. We believe that you need to amend your filing to include the missing disclosures. Given your failure to include management’s report on internal control over financial reporting, and considering your statement that your disclosure controls and procedures were effective as of September 26, 2009, we believe that you should clarify that your disclosure controls and procedures were not actually effective as of the end of the fiscal year.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders’ ability to avail themselves of both rules and forms predicated on the timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure interpretation 115.02, which you can find at the following address.

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE TO COMMENT 1

As discussed with you in our telephone conversation on February 25, 2010, and in subsequent correspondence on this matter, we agree to amend our Annual Report on Form 10-K for the fiscal year ended September 26, 2009 by restating Section 9A of the Report as follows (primarily by amending the second paragraph under the heading “Management’s Report on Internal Control Over Financial Reporting”):

Item 9A.	Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 26, 2009. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. Management evaluates the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

As of September 26, 2009, the Company’s management conducted an assessment of the effectiveness of the internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this assessment, management concluded that the Company’s internal control over financial reporting (as so defined under the Exchange Act) is effective.

The attestation report of PricewaterhouseCoopers LLP is set forth under the heading “Report of Independent Registered Public Accounting Firm,” which is included in the Consolidated Financial Statements filed herewith.

Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form 10-Q for the Quarter ended December 26, 2009

Controls and Procedures, page 28

2.	We note that you assess the effectiveness of your disclosure controls and procedures as of September 26, 2009, but have not included the current information required by Item 307 of Regulation S-K. We also note that you filed certifications from the principal officers which incorrectly state that these disclosures were made. Please amend your filing to include the required information. Further, considering your failure to provide these disclosures, it appears that your disclosure controls and procedures were not effective. If you conducted an evaluation and concluded that disclosure controls and procedures were effective as of December 26, 2009, we would expect you to additionally disclose that, in light of the omission, disclosure controls and procedures were not actually effective.

Once you have remedied the problems with your disclosure controls and procedures, to the point where you are able to assert effectiveness, we would expect disclosure clarifying the actions you took to strengthen your disclosure controls and procedures.

Please contact us by telephone in advance of your reply if you require further clarification or guidance. Otherwise, please make the appropriate revisions and file your amendments to your annual and interim reports without delay. Please include an explanatory note at the forepart of each amendment to indicate the reason for the amendment, directing readers to those sections where further details are provided. Please also ensure that you obtain and file updated certifications to comply with Rule 12b-15 of Regulation 12B.

RESPONSE TO COMMENT 2

As discussed with you during our telephone conversation on February 25, 2010, the date set forth in the Quarterly Report on Form 10-Q for the quarter ended December 26, 2009 filed with the Commission on January 27, 2010, by which we indicated we assessed our disclosure controls and procedures, was September 26, 2009. We acknowledge that this was a typographical error and we had in fact assessed our disclosure controls and procedures through the end of the period covered by our Form 10-Q for the Quarter ended December 26, 2009. The date of December 26, 2009 on the certifications we filed from our principal officers is correct. We agree to amend our Form 10-Q filing to indicate that we assessed our disclosure controls and procedures as of December 26, 2009.

* * * * *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke
Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.

4